2:59 PM
01/31/22
Accrual Basis

Patriot Popcorn Company LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Resource Bank	5,313.06
Savings Account	980.75
Total Checking/Savings	6,293.81
Accounts Receivable	
Accounts Receivable	5,219.15
Total Accounts Receivable	5,219.15
Other Current Assets	
Undeposited Funds	1,511.95
Total Other Current Assets	1,511.95
Total Current Assets	13,024.91
Fixed Assets	
Equipment	11,876.66
Total Fixed Assets	11,876.66
TOTAL ASSETS	**24,901.57**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit card	-940.00
Total Credit Cards	-940.00
Other Current Liabilities	
Member Loan-John	11,007.84
Member Loan-Mike	8,604.40
Total Other Current Liabilities	19,612.24
Total Current Liabilities	18,672.24
Total Liabilities	18,672.24
Equity	
Opening Balance Equity	200.00
Retained Earnings	-10,608.54
Net Income	16,637.87
Total Equity	6,229.33
TOTAL LIABILITIES & EQUITY	**24,901.57**

2:56 PM

01/31/22

Accrual Basis

Patriot Popcorn Company LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Account Credit	0.05
Sales	146,629.21
Total Income	146,629.26
Cost of Goods Sold	
Supplies-COGS	47,221.62
Total COGS	47,221.62
Gross Profit	99,407.64
Expense	71,437.67
Net Ordinary Income	27,969.97
Other Income/Expense	
Other Income	
Donations Received	885.45
Total Other Income	885.45
Other Expense	12,217.55
Net Other Income	-11,332.10
Net Income	**16,637.87**

Patriot Popcorn Company LLC
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	16,637.87
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-4,215.85
Credit card	-645.00
Member Loan-Mike	-5,190.00
Net cash provided by Operating Activities	6,587.02
Net cash increase for period	6,587.02
Cash at beginning of period	1,218.74
Cash at end of period	**7,805.76**